Exhibit 14

      AMENDED PLAN PURSUANT TO RULE 18f-3 UNDER THE INVESTMENT COMPANY ACT


     Each of the funds of the Merrill Lynch Variable Series Funds, Inc. (individually a "Fund" and, collectively, the "Funds") offers Class I, Class II and Class III shares as follows:

Distribution Fees

     Class II Shares of each Fund bear the expense of the ongoing distribution fees applicable to such Class. Class III Shares of each Fund bear the expense of the ongoing distribution fees applicable to such Class.

Transfer Agency Expenses

     Each Class of a Fund shall bear any incremental transfer agency cost applicable to the particular Class.

Voting Rights

     Holders of Class II Shares of a Fund have exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees. Holders of Class III Shares of a Fund have exclusive voting rights on any matter submitted to shareholders that relates solely to its ongoing distribution fees. Each Class of shares of the Funds shall have separate voting rights on any matter submitted to shareholders in which the interests of such Class differ from the interests of any other Class.

Dividends

     Dividends paid on each Class of a Fund will be calculated in the same manner at the same time and will differ only to the extent that any distribution fee and any incremental transfer agency costs relates to a particular Class of such Fund.

Other Rights and Obligations

     Except as otherwise described above, in all respects, each Class of a Fund shall have the same rights and obligations as each other Class of such Fund.

Amended:  May 6, 2003